September 23, 2010

H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:          Kodiak Oil & Gas Corp.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Filed August 6, 2010

File No. 1-32920

Dear Mr. Schwall:

This letter sets forth the response of Kodiak Oil & Gas Corp. (the “Company”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 10, 2010 (the “Comment Letter”).  For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter.  Set forth below such comment by the Staff is the Company’s response.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 99.1

1. This will confirm that the following comment was conveyed to you orally on September 10, 2010.

Please omit the reference to “generally accepted petroleum engineering and evaluation principles” in the third party engineering report.

Please respond in writing with a statement confirming that you will comply with this comment.

Response:

As Mr. Morrill of the Commission Staff and our counsel, Mr. Jones, discussed and agreed upon via telephone conference on September 10, 2010, we will delete the reference to “generally accepted petroleum engineering and evaluation principles” in all future third party engineering reports filed with the Commission.

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James P. Henderson
James P. Henderson
Chief Financial Officer